(Mark One)	SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______ to ________

Commission File Number 1-8097

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ensco Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ensco plc 6 Chesterfield Gardens London, England W1J 5BQ

ENSCO SAVINGS PLAN
TABLE OF CONTENTS TO FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the
Ensco Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Ensco Savings Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Whitley Penn LLP

We have served as the Plan’s auditor since 2009.

Houston, Texas
June 15, 2018

ENSCO SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2017 AND 2016

	2017	2016

ASSETS:
Investments, at fair value	$449,078,568	$422,803,762
Receivables:
Employer contributions	315,895	9,502,162
Participant contributions	618,064	264,661
Notes receivable from participants	14,453,940	14,253,451
NET ASSETS AVAILABLE FOR BENEFITS	$464,466,467	$446,824,036
The accompanying notes are an integral part of these financial statements.

ENSCO SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS
YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest and dividends	$2,847,242	$2,583,747
Participant contributions	14,264,044	16,057,289
Employer contributions	7,950,730	18,603,895
Net appreciation in the fair value of investments	48,158,472	19,441,453
Interest income on notes receivable from participants	631,655	759,534
Other income	359,898	447,008
Total additions	74,212,041	57,892,926

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	56,110,339	95,359,065
Fees	459,271	578,785
Total deductions	56,569,610	95,937,850

NET INCREASE (DECREASE) IN NET ASSETS	17,642,431	(38,044,924)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	446,824,036	484,868,960

End of year	$464,466,467	$446,824,036
The accompanying notes are an integral part of these financial statements.

ENSCO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. PLAN ORGANIZATION AND DESCRIPTION
The Ensco Savings Plan (the “Plan”) is a defined contribution plan available to employees (“Eligible Employees”) of Ensco plc and subsidiary companies (the “Company” or “Ensco”). ENSCO International Incorporated, a wholly-owned subsidiary of the Company, is the Plan Sponsor. The Plan was established to provide a retirement benefit for eligible employees through Company annual discretionary contributions and matching contributions based on eligible employee contributions and to promote and encourage eligible employees to provide additional security and income for their retirement through a systematic savings program. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Participation

Eligible Employees of the Company may participate in the Plan upon meeting certain age requirements, except for those employees, if any, who are covered by a collective bargaining agreement with retirement benefits that are subject to good faith bargaining between the Company and the employee representative (unless the agreement requires inclusion in the Plan), contract employees and certain non-resident employees.

Eligible Employees participate in the discretionary contribution feature of the Plan after completing at least 90 days of continuous full-time employment if they are employed at calendar year-end or reach the normal retirement age during the calendar year. All employer contributions are at the discretion of the Company’s Board of Directors as disclosed below.

Contributions

Participants in the Plan (“Plan Participants”) may elect to make contributions to the Plan through salary deferrals (“Savings Contributions”), which qualify for tax deferral under Section 401(k) of the Internal Revenue Code (the “Code”). Under the Plan, Savings Contributions are limited to 50% (15%, or such lesser percentage established by the Administrator, for highly compensated Plan Participants) of the participant’s compensation, subject to the annual dollar limitation set forth in Section 402(g) of the Code ($18,000 for the years ended December 31, 2017 and 2016). Plan Participants who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions. An individual’s total catch-up contributions during 2017 and 2016 could not exceed $6,000. Plan Participants may elect to increase, decrease or suspend their Savings Contributions within certain limits, as defined in the Plan document. Under certain circumstances, Plan Participants may make contributions to the Plan in the form of rollover contributions (“Rollover Contributions”).

At the discretion of its Board of Directors, the Company may make contributions to the Plan (“Matching Contributions”) in the form of a stated dollar amount or in the form of a matching percentage of Savings Contributions. For the years ended December 31, 2017 and 2016, the Company made Matching Contributions to active participant Eligible Employee accounts in the amount of 100% of the first 5% of eligible compensation.

Total Matching Contributions, net of forfeitures of $1.0 million and $1.1 million, for the years ended December 31, 2017 and 2016 were $8.0 million and $9.3 million, respectively.

Also at the discretion of the Board of Directors, following the close of a fiscal year, the Company may make a contribution of 5% of each Plan Participant’s base salary during the plan year (“5% Contributions”). The 5%

Contributions totaled $9.3 million, net of forfeitures of $450,000, during the year ended December 31, 2016. The Company did not make a discretionary 5% Contribution for the the year ended December 31, 2017.

Statutory limits on the sum of a participant’s annual Savings Contributions and Matching Contributions were the lesser of $54,000 ($60,000 including catch-up contributions) or 100% of the Plan Participant’s compensation for 2017. The limits for 2016 were the lesser of $53,000 ($59,000 including catch-up contributions) or 100% of the Plan Participant’s compensation.

Plan Administration

T. Rowe Price Trust Company (“T. Rowe Price”) serves as the asset custodian, recordkeeper and investment manager for the Plan’s trust fund and executes all investment actions at the discretion of Plan Participants.

Vesting

A Plan Participant’s Matching Contribution account balance and the 5% Contribution account balance become vested and nonforfeitable upon the completion of years of service with the Company, as follows:

Completed years of service	Vested percentage
Less than one year	0%
One year	33%
Two years	67%
Three or more years	100%

A Plan Participant shall become fully vested in his or her Matching Contribution account balance and 5% Contribution account balance upon certain events, including death or disability, attaining the age of 65 or a full termination of the Plan. A Plan Participant’s Savings Contribution account balance and Rollover Contribution account balance are fully vested at all times.

The non-vested portion of Matching Contribution account balances and 5% Contribution account balances of terminated Plan Participants are forfeited to the Plan and may be used to reduce the amount of employer contributions. The Plan used forfeitures of approximately $1.0 million and $1.6 million, to reduce a portion of the Company’s Matching Contributions and 5% Contributions during the years ended December 31, 2017 and 2016, respectively.

Distributions

Distributions of a Plan Participant’s Savings Contribution account, Rollover Contribution account and the vested portion of a participant’s Matching Contribution account and 5% Contribution account are made at the request of the participant. As of December 31, 2017 and 2016, distributions of approximately $2,000 and $103,000, respectively, were requested by Plan Participants but had not yet been paid.

Hardship Withdrawals

Should a Plan Participant experience a hardship, he or she may elect to withdraw all or part of his or her vested account balance from the Plan. In order to qualify for a hardship withdrawal, the participant must first obtain all in-service distributions and/or loans available from this Plan and all other plans of the employer.  All cases of hardship must be presented in writing to, and approved by, the plan recordkeeper.  Additional supporting documentation from Plan Participants to substantiate any case of hardship may be required before making a determination. The plan recordkeeper may, at its discretion, approve all or part of the withdrawal request. Participants that elect to make hardship withdrawals are suspended for six months from making contributions to the Plan. Hardship withdrawals are recorded as distributions in the period in which they are disbursed.

Investments

The Plan allows participants to direct all contributions among a number of different investment funds managed or held by T. Rowe Price, including Ensco plc Class A Ordinary Shares (the “Ensco Fund”). The Plan limits the portion of a participant’s aggregate account balance that may be invested in the Ensco Fund to 25%. The daily value of each investment unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Investment income, certain administrative fees and net appreciation (depreciation) of the fair value of investments are allocated to each Plan Participant’s account based on the change in unit value for each investment fund in which the participant has an account balance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Method of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

The Plan’s investments in mutual funds are stated at fair value using quoted market prices. The Plan’s investment in the Ensco Fund is stated at fair value using the quoted market price of the Company’s stock. The Plan’s investments in the T. Rowe Price Active Retirement Trust Funds, the T. Rowe Price Stable Value Common Trust Fund and the Blackrock Collective Investment Funds are stated at fair value based on the net asset values of shares owned in the funds.

The Plan’s T. Rowe Price Stable Value Common Trust Fund invests in investment contracts through a collective trust. This fund’s investments meet the fully benefit-responsive investment contract criteria and, therefore, the underlying investment and related transactions are reported at contract value. The T.Rowe Price Stable Value Common Trust Fund’s net asset value is therefore computed on a contract value basis. This net asset value represents the Plan’s fair value as the net asset value is the basis upon which the Plan transacts with the fund.

The T. Rowe Price Active Retirement Trust Funds and the BlackRock Collective Investment Funds (the “Collective Trust Funds”) are operated by T. Rowe Price and Blackrock Institutional Trust Company, N.A., respectively, and are structured as a trust of trusts whereby the underlying trusts invest directly in securities. The investment objectives are to invest over time in a diversified portfolio of underlying trusts that represent various asset classes and sectors to provide stability of principal and to deliver consistent returns to participants.

Purchases and sales of mutual funds, the Ensco Fund and the Collective Trust Funds are recorded on a trade-date basis. Interest is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains/(losses) and the unrealized appreciation/(depreciation) on those investments.

Distributions

Distributions of benefits to participants are recorded when paid.

Notes Receivable from Participants

Approved loans to eligible participants are granted from the Plan Participants’ vested accounts. The interest rate is a fixed rate determined monthly and interest income is recorded on the accrual basis. All loans must be secured with an irrevocable pledge assignment. Loan payments are generally made through participant payroll deductions. Loans may not exceed the limitations listed in the Plan document, which are the lesser of 50% of the Plan Participant’s vested balance or $50,000 less the highest outstanding loan balance in the previous 12 months. The Plan allows no more than two outstanding loans at a time to any one participant.

Loan payments to participants are recorded when paid. As of December 31, 2017 and 2016, loans of approximately $8,000 and $65,000, respectively, were requested by Plan participants but had not yet been paid.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

3. FAIR VALUE MEASUREMENTS
The following fair value hierarchy table categorizes information regarding the Plan’s net assets measured at fair value on a recurring basis as of December 31, 2017 and 2016:

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As of December 31, 2017
Mutual funds	$36,273,777	$—	$—	$36,273,777
Ensco Fund	22,687,319	—	—	22,687,319
Common collective trust funds	—	315,410,671	—	315,410,671
Total investments at fair value in hierarchy	$58,961,096	$315,410,671	—	$374,371,767
Investments measured at net asset value(1):
Stable Value Common Trust Fund				74,706,801
Investments at fair value				$449,078,568
As of December 31, 2016
Mutual funds	$29,877,481	$—	$—	$29,877,481
Ensco Fund	22,205,139	—	—	22,205,139
Common collective trust funds	—	282,208,114	—	282,208,114
Total investments at fair value in hierarchy	$52,082,620	$282,208,114	—	$334,290,734
Investments measured at net asset value(1):
Stable Value Common Trust Fund				88,513,028
Investments at fair value				$422,803,762

(1)
Certain investments that were measured at net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the statements of net assets available for benefits.

4. ADMINISTRATIVE FEES
Fees paid by the participants for investment management, qualified administrative expenses and loan origination services amounted to $459,271 and $578,785 for the years ended December 31, 2017 and 2016, respectively. Plan expenses are paid through certain percentages of returns generated by the investment funds elected by participants. Loan origination fees are paid directly by participants.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6. TAX STATUS
The IRS has determined and informed the Company by letter dated November 6, 2015 that the Plan and related trust are designed in accordance with applicable sections of the Code. Therefore, management believes that the Plan is designed and operated in compliance with the applicable requirements of the Code, the Plan is qualified and the related trust is tax-exempt.
The financial statement effects of a tax position are recognized when the position is more-likely-than-not to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and concluded that, as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

7. PARTY-IN-INTEREST TRANSACTIONS
Our Plan investments include shares of mutual funds and common collective trust funds managed by T. Rowe Price, the trustee as defined by the Plan, and, therefore, transactions in those investments qualify as party-in-interest transactions.
Transactions in Company shares held by the Plan in the Ensco Fund as an investment and approved loans to eligible participants also qualify as party-in-interest transactions.

8. RISKS AND UNCERTAINTIES
The Plan invests in investment options that are exposed to various risks including interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of the investments will occur in the near-term and that such changes could materially affect Plan Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

9. SUBSEQUENT EVENTS
On October 6, 2017, the Company completed a merger transaction with Atwood Oceanics, Inc. ("Atwood"). During the fiscal year ended December 31, 2017, the Company determined that all participants in the Atwood 401(k) Plan would continue to be eligible to participate in the Atwood 401(k) Plan through December 31, 2017 and would then become eligible to participate in the Plan effective January 1, 2018.The Atwood 401(k) Plan’s assets and participant account totaling $73.9 million were transferred into the Plan on January 2, 2018.

ENSCO SAVINGS PLAN
E.I.N. 76-023579, PLAN NUMBER 002
FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2017

Identity of Issue or Party Involved	Description of Investment	Rate of Interest	Fair Value

*T. Rowe Price Stable
Value Common Trust Fund	Common Collective Trust Fund	—	$74,706,801
Blackrock Russell 1000 Index Fund M	Common Collective Trust Fund	—	86,336,060
Blackrock Mid-Cap Equity Index Fund M	Common Collective Trust Fund	—	38,269,246
Blackrock Russell 2000 Index Fund T	Common Collective Trust Fund	—	19,231,356
*T. Rowe Price Spectrum Income Fund	Mutual Fund	—	11,697,021
American Funds Euro Pacific Growth Fund	Mutual Fund	—	10,904,773
Vanguard Bond Fund	Mutual Fund	—	5,964,741
Principal Diversified Real Asset Fund Instl	Mutual Fund	—	4,176,071
DFA Emerging Market Fund	Mutual Fund	—	3,351,896
Vanguard Prime Money Market Fund	Mutual Fund	—	179,275
*T. Rowe Price Retirement Income Fund	Common Collective Trust Fund	—	1,434,764
*T. Rowe Price Retirement 2005 Fund	Common Collective Trust Fund	—	1,375,456
*T. Rowe Price Retirement 2010 Fund	Common Collective Trust Fund	—	1,857,629
*T. Rowe Price Retirement 2015 Fund	Common Collective Trust Fund	—	3,887,296
*T. Rowe Price Retirement 2020 Fund	Common Collective Trust Fund	—	18,102,366
*T. Rowe Price Retirement 2025 Fund	Common Collective Trust Fund	—	20,885,683
*T. Rowe Price Retirement 2030 Fund	Common Collective Trust Fund	—	23,686,624
*T. Rowe Price Retirement 2035 Fund	Common Collective Trust Fund	—	23,303,609
*T. Rowe Price Retirement 2040 Fund	Common Collective Trust Fund	—	21,860,207
*T. Rowe Price Retirement 2045 Fund	Common Collective Trust Fund	—	25,194,290
*T. Rowe Price Retirement 2050 Fund	Common Collective Trust Fund	—	18,673,012
*T. Rowe Price Retirement 2055 Fund	Common Collective Trust Fund	—	10,603,362
*T. Rowe Price Retirement 2060 Fund	Common Collective Trust Fund	—	709,711

			426,391,249
Employer securities:
*Ensco Fund	Ensco plc Shares	—	22,687,319

*Participant Loans	Participant Loans,	3.25% - 6.25%	14,453,940
	maturity dates ranging
	from January 2018
	to July 2046

			$463,532,508
Historical cost information is not presented on this schedule, as all investments are participant directed.
*Party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ensco Savings Plan

		By:	ENSCO International Incorporated
Plan Administrator

Date:	June 15, 2018		/s/ COLLEEN GRABLE Colleen Grable Vice President and Secretary

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm.